Exhibit 12.1

CAPITAL ONE FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
	2011	2010	2009(1)	2008	2007
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	2,251	2,903	2,975	3,985	4,583
Equity in undistributed loss of unconsolidated subsidiaries	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$6,950	$7,282	$4,371	$4,622	$8,496

Fixed charges:
Interest expense on deposits and debt	$2,246	$2,896	$2,967	$3,963	$4,548
Interest factor in rent expense	5	7	8	22	35

Total fixed charges	$2,251	$2,903	$2,975	$3,985	$4,583

Ratio of earnings to fixed charges, including interest on deposits	3.09	2.51	1.47	1.16	1.85
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	1,064	1,438	882	1,473	1,677
Equity in undistributed loss of unconsolidated subsidiaries	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$5,763	$5,817	$2,278	$2,110	$5,590

Fixed charges:
Interest expense on debt(2)	$1,059	$1,431	$874	$1,451	$1,642
Interest factor in rent expense	5	7	8	22	35

Total fixed charges	$1,064	$1,438	$882	$1,473	$1,677

Ratio of earnings to fixed charges, excluding interest on deposits	5.42	4.05	2.58	1.43	3.33

(1)

On February 27, 2009, we acquired Chevy Chase Bank, fsb. The transaction was accounted for as a purchase, and the related results of operations are included in our consolidated results from the date of the transaction.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits, of $1.2 billion, $1.5 billion, $2.1 billion, $2.5 billion and $2.9 billion in 2011, 2010, 2009, 2008 and 2007, respectively.